Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-258266

$550,000,000

Floating Rate First and Refunding Mortgage Bonds,

Series 2021L, Due 2022

SUMMARY OF TERMS

Security:	Floating Rate First and Refunding Mortgage Bonds, Series 2021L, Due 2022 (the “Series 2021L Bonds”)

Issuer:	Southern California Edison Company

Principal Amount:	$550,000,000

Expected Ratings of Securities*:	A3 / A- / BBB+ (Stable / Stable / Stable) (Moody’s / S&P / Fitch)

Trade Date:	December 1, 2021

Settlement Date:	December 3, 2021

Maturity:	December 2, 2022

Interest Rate:	Compounded SOFR plus 0.47%. The interest rate on the Series 2021L Bonds will in no event be lower than zero.

Floating Rate Interest Calculation:	The amount of interest accrued and payable on the Series 2021L Bonds for each interest period will be calculated by the calculation agent and will be equal to (i) the outstanding principal amount of the Series 2021L Bonds multiplied by (ii) the product of (a) the interest rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such Observation Period (as defined in the Issuer’s preliminary prospectus supplement dated December 1, 2021 (the “Preliminary Prospectus Supplement”)) divided by 360. See “Certain Terms of the Bonds—Interest and Maturity” in the Preliminary Prospectus Supplement.

Compounded SOFR:	A compounded average of the daily Secured Overnight Financing Rate (“SOFR”) determined by reference to the SOFR Index (as defined in the Preliminary Prospectus Supplement) for each quarterly interest period in accordance with the specific formula described under “Certain Terms of the Bonds—Interest and Maturity” in the Preliminary Prospectus Supplement.

Interest Payment Dates:	Quarterly in arrears on March 2, 2022, June 2, 2022, September 2, 2022 and at maturity

First Interest Payment Date:	March 2, 2022

Day Count:	Actual/360

Public Offering Price:	100.00%

Optional Redemption:	Series 2021L Bonds may not be redeemed prior to their maturity.

CUSIP/ISIN:	842400HL0 / US842400HL09

Joint Book-running Managers:	Loop Capital Markets LLC (“Loop Capital Markets”) Samuel A. Ramirez & Company, Inc. (“Ramirez & Co.”) Wells Fargo Securities, LLC (“Wells Fargo”)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Loop Capital Markets, Ramirez & Co., or Wells Fargo can arrange to send you the prospectus if you request it by calling Loop Capital Markets at 1-888-294-8898, Ramirez & Co. at 1-800-888-4086, or Wells Fargo at +1-800-645-3751.